UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
FORIAN INC.
(Name of the Issuer)
Forian Inc.
(Name(s) of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34630N106
(CUSIP Number of Class of Securities)

Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tell: (267) 225-6263

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to

Darrick M. Mix Justin A. Santarosa Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1227	Creighton Condon Allen Overy Shearman Sterling US, LLP 599 Lexington Ave., New York, NY 10022 Tel: (212) 848-7628

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies-  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction-  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following person (the “Filing Person”): Forian Inc., a Maryland corporation (“Forian” or the “Company”) and the issuer of the common stock, par value $0.001 per share (each a “Share,” and collectively, “Shares”) that is the subject of the Rule 13e-3 transaction.
This Transaction Statement relates to the tender offer by Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”) to acquire all of the outstanding Shares at a purchase price of $2.17 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (each, an “Excluded Company Share”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on April 16, 2026, by, amongst others, Parent (as may be amended or supplemented from time to time, the “Schedule TO”).
The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Buyer Parties and the Company, pursuant to which, after (i) the consummation of the Offer and (ii) the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).
In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 16, 2026 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Schedule TO, including the Offer to Purchase, and including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company and the Buyer Parties has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

SCHEDULE 13E-3 ITEMS
Item 1.	Summary Term Sheet.
The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information
(a) Name and address. The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.
(b) Securities. The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.
(c) Trading market and price. The information set forth in the Offer to Purchase under the heading “The Tender Offer—6. Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.
(d) Dividends. The information set forth in the Offer to Purchase under the heading “The Tender Offer—6. Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.
(e) Prior public offerings. The information set forth in the Offer to Purchase under the heading “Special Factors And Other Relevant Information—8. Prior Public Offerings; Transactions in Shares” is incorporated herein by reference.
(f) Prior stock purchases. The information set forth in the Offer to Purchase under the heading “Special Factors And Other Relevant Information—8. Prior Public Offerings; Transactions in Shares” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person
(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 1. Subject Company Information—Name and Address”
“Item 2. Identity and Background of Filing Person—Name and Address”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Schedule I—Directors And Executive Officers Of Parent”
“Schedule I—Directors And Executive Officers Of Merger Sub”
(d) Tender Offer. The information set forth in the Schedule TO-T under the following caption is incorporated herein by reference:
“Item 2. Subject Company Information”
Item 4.	Terms of the Transaction
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
(c) Different terms. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
Item 3. Past Contacts, Transactions, Negotiations and Agreements
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—10. The Merger Agreement; Other Agreements”

(d) Appraisal rights. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 8. Additional Information—Appraisal Rights”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—7. Appraisal Rights”
(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
(f) Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements”
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—8. Certain Information Concerning Parent and Merger Sub”
“The Tender Offer—9. Source and Amount of Funds”
“The Tender Offer—10. The Merger Agreement; Other Agreements”
(e) Agreements involving the subject company’s securities. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, and their Affiliates”
“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offer—10. The Merger Agreement; Other Agreements”
Item 6.	Purposes of the Transaction and Plans or Proposals
(b) Use of securities acquired. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 2. Identity and Background of Filing Person—Tender Offer”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“The Tender Offer—9. Source and Amount of Funds”
(c)(1) – (8) Plans. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 2. Identity and Background of the Filing Person—Tender Offer”
“Item 7. Purposes of the Transaction and Plans or Proposals”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—9. Source and Amount of Funds”
Item 7.	Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
“Item 7. Purposes of the Transaction and Plans or Proposals”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”

(b) Alternatives. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
(c) Reasons. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
(d) Effects. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 2. Identity and Background of Filing Person—Tender Offer”
“Item 3. Past Contacts, Transactions, Negotiations and Agreements”
“Item 5. Person/Assets Retained, Employed, Compensated or Used”
“Item 8. Additional Information”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”

“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—5. Material U.S. Federal Income Tax Considerations of the Offer and Merger”
Item 8.	Fairness of the Transaction
(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation”
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—10. The Merger Agreement; Other Agreements”
(c) Approval of security holders. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 2. Identity and Background of Filing Person—Tender Offer”
“Item 8. Additional Information”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
(d) Unaffiliated representative. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
“The Tender Offer—10. The Merger Agreement; Other Agreements”
(e) Approval of directors. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
(f) Other offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
Item 9.	Reports, Opinions, Appraisals and Negotiations
(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
“Item 5. Person/Assets Retained, Employed, Compensated or Used”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
(c) Availability of documents.
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Company common stock or by a representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration
(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 2. Identity and Background of Filing Person—Tender Offer”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“The Tender Offer—9. Source and Amount of Funds”
(c) Expenses. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 5. Person/Assets Retained, Employed, Compensated or Used”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”
“The Tender Offer—14. Fees and Expenses”
Item 11.	Interest in Securities of the Subject Company
(a) Securities ownership. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements”
“Item 6. Interest in Securities of the Subject Company”
(b) Securities transactions. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 6. Interest in Securities of the Subject Company”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offer—10. The Merger Agreement; Other Agreements”
Item 12.	The Solicitation or Recommendation
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, and their Affiliates”
“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”

(e) Recommendation of others. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and the Board”
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
Item 13.	Financial Information
(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 are incorporated herein by reference.
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The Tender Offer—7. Certain Information Concerning Forian”
(b) Pro forma information. Not applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:
“Item 5. Person/Assets Retained, Employed, Compensated or Used”
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors and Other Relevant Information—1. Background of the Offer”
“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Forian”
“Special Factors and Other Relevant Information—3. Reasons for the Offer”
“Special Factors and Other Relevant Information—5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger”
“Special Factors and Other Relevant Information—6. Interests of Forian’s Directors and Executive Officers in the Offer”
“The Tender Offer—8. Certain Information Concerning Parent and Merger Sub”
“The Tender Offer—14. Fees and Expenses”

Item 15.	Additional Information
(b) Golden Parachute Compensation. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:
“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation”
“Item 8. Additional Information—Golden Parachute Compensation”
(c) Other material information. The information set forth in the Offer to Purchase and Schedule 14D-9, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
The following exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase, dated April 16, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*

(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*

(a)(1)(F)	Summary Advertisement as published on April 16, 2026, in the New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO) filed by Parent with the SEC on April 16, 2026)*
(a)(2)(A)
Solicitation/Recommendation Statement on Schedule 14D-9, dated April 16, 2026 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on April 16, 2026)*

(d)(1)
Contribution Agreement, dated April April 15, 2026, among Parent and certain shareholders of the Company (incorporated by reference to Exhibit 99.30 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 15, 2026 (incorporated herein by reference).*

(d)(2)
Agreement and Plan of Merger, dated April 2, 2026, among the Buyer Parties and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 3, 2026).

(d)(3)
Equity Commitment Letter, dated as of April 2, 2026, by and between Parent and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, attached as Exhibit 99.20 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on April 6, 2026 (incorporated herein by reference).*

(d)(4)
Confidentiality Agreement, dated as of September 29, 2025, by and between Parent and the Company, attached as Exhibit 99.3 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on October 3, 2025 (incorporated herein by reference).*

(g)	Not applicable.
107	Filing Fee Table

*	Previously Filed.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 16, 2026

BRAVO MERGER SUB, INC.

By:	/s/Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

FORIAN INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer